FOIA CONFIDENTIAL TREATMENT REQUESTED BY

JACOBS ENGINEERING GROUP INC. PURSUANT TO 17 C.F.R. 200.83

March 10, 2006

Rufus Decker

Branch Chief

United States Securities and Exchange Commission

Mail Stop 7010

Washington, DC 20549-7010

Re:	Your Letter Dated February 9, 2006 Regarding

Jacobs Engineering Group Inc. (File No. 1-7463)’s

Form 10-K for the Fiscal Year Ended September 30, 2005

(“Fiscal 2005 Form 10-K”) and

Form 10-Q for the Fiscal Quarter Ended December 31, 2005

(“December 2005 Form 10-Q”)

(the “Comment Letter”)

Dear Mr. Decker:

Jacobs Engineering Group Inc. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates Staff’s comments as well as the opportunity this process provides to improve the content of the Company’s public filings.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither your comments nor changes in disclosure in response to your comments preclude the Securities and Exchange Commission (the “Commission”) from taking any action with respect to either the referenced filings or any other filing of the Company, and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.

Pursuant to 17 C.F.R. § 200.83, the Company hereby requests that confidential treatment be accorded to its response to Comment 6 which appears on pages 5 - 6 of this letter and which is designated by the symbol “[* * *].” In the event that the Staff of the Commission receives a request for access to this letter or the portions of this letter for which we are seeking confidential treatment as noted above, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment. Please address any notifications of a request for access to such documents to the undersigned at Jacobs Engineering Group Inc., 1111 South Arroyo Parkway, Pasadena, California 91105 (telephone: 626-578-6803 / FAX: 626-578-6827) with a copy to William C. Markley, III, Senior Vice President, General Counsel and Secretary, at the same address (telephone: 626-578-6855 / FAX: 626-578-6837).

Mr. Rufus Decker	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
March 10, 2006	JACOBS ENGINEERING GROUP INC.
Page 2	PURSUANT TO 17 C.F.R. 200.83

For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with Staff’s comments presented in bold italicized text. In response to the Comment Letter the Company offers the following responses:

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Response: To the extent a comment requests additional disclosures or other revisions, such additional disclosures or other revisions are set forth in the related response or referenced appendix. Where appropriate, the requested revisions will be included in our future filings, including our interim filings, where applicable. In addition, and with respect to the appendices, we highlighted the new / modified text in order to facilitate Staff review.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

2.	Please disclose the operating profit related to the Babtie acquisition in 2005.

Response: Because of the way the Company manages its business, the resulting functionality of its accounting systems is such that they do not provide an operating profit for the Babtie Group - or any acquired entity for that matter - on an “as acquired” basis. Furthermore, such information is not used by Management internally to run the business or monitor the Company’s performance.

After an acquisition is completed, the Company moves quickly to integrate the acquired entity into the rest of the Company. Examples include the rapid integration of certain of the Babtie Group’s supporting functions (such as Information Technology, Accounting, Human Resources, Sales, Legal, and Risk Management) with those of legacy operations. Furthermore, as new work is awarded to the Company post-acquisition, it will use whatever resources at its disposal to perform the contracts irrespective of the resources’ origins or location. In deciding what personnel and resources the Company will use on any particular project; the only consideration is the business practicalities of using such staff and resources.

The process of assimilating and disaggregating the acquired organization occurs over time. Accordingly, the more time that elapses from the date of any particular acquisition, the more difficult it becomes to manually construct the operating profit for the acquired organization.

Critical to the Company’s operations is our ability to manage a single pool of technical professional staff. We manage our business by sharing resources utilizing a matrix organizational structure. The personnel of the Babtie Group at acquisition have become part of our single pool of technical professional staff.

The Babtie Group was significantly integrated over the course of fiscal 2005. Accordingly, it is not practicable to derive the information requested by Staff with any degree of precision or relevance. And as stated above, it is not the type of information Management uses internally to run the business or monitor the Company’s performance. The Babtie Group as acquired no longer exists and, accordingly, the Company does not intend to disclose this information in its future filings.

Mr. Rufus Decker	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
March 10, 2006	JACOBS ENGINEERING GROUP INC.
Page 3	PURSUANT TO 17 C.F.R. 200.83

Items and Controls, page 33

3.	You state that your disclosure controls and procedures were effective to ensure that information required to be disclosed in your filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your definition to also clarify, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please also confirm to us that your disclosure controls and procedures were effective as of September 30, 2005 when evaluating based on the complete definition of disclosure controls and procedures.

Response: We did not intend by our wording to limit in any way the scope of the disclosure regarding the effectiveness of the Company’s disclosure controls and procedures.

We would like to refer Staff to the Company’s December 2005 Form 10-Q where it referenced the definition of disclosure controls and procedures set forth in Exchange Act Rule 13a-15(e). Specifically, in this Form 10-Q the Company stated that its disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), were effective as of the end of the period covered thereby.

We confirm that (i) the Company’s disclosure controls and procedures were effective as of September 30, 2005 in ensuring that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and (ii) each of the Company’s future filings will reference that, if true, the Company’s disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), were effective as of the end of the period covered by that report. Attached hereto as Appendix 1 is an illustration of the pertinent portion of Item 9A of Form 10-K that we anticipate including in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006, if true.

Mr. Rufus Decker	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
March 10, 2006	JACOBS ENGINEERING GROUP INC.
Page 4	PURSUANT TO 17 C.F.R. 200.83

Significant Accounting Policies, Revenue Recognition for Contracts and Use of Joint Ventures, page F-7

4.	Please disclose your revenue recognition policy for cost-reimbursable contracts with incentive-fee arrangements, including how you typically bill for arrangement under these contracts. Please also disclose your accounting policy for recognizing non-recoverable costs or losses associated with cost-reimbursable contracts with incentive-fee arrangements. Please disclose which line item on your financial statements includes the $38.4 million in deferred fees on the Fernald Closure Project with the U.S Department of Energy as well as when you expect to recognize this amount.

Response: The Company’s fiscal 2004 consolidated financial statements included language explaining how the Company accounts for incentive fees. In preparing its consolidated financial statements for the fiscal year ended September 30, 2005, the Company removed the disclosure because contracts containing incentive fees represent a relatively small portion of the Company’s overall results of operations.

The Company confirms that:

•	It does not recognize revenues associated with non-recoverable costs;

•	Losses on contracts are recognized in the period they become known; and

•	As disclosed in the Company’s December 2005 Form 10-Q, the incentive fee associated with the Fernald Closure Project is included in “receivables” as unbilled in the Company’s consolidated balance sheet.

In deference to Staff’s comment, the Company plans to include a discussion of how it accounts for incentive fees in the notes to its consolidated financial statements for the fiscal year ended September 30, 2006. Attached hereto as Appendix 2 is the relevant portion of Note 2 – Significant Accounting Policies, relating to revenue accounting for contracts, revised to include a description of how the Company accounts for contracts that include incentive fee arrangements.

5.	Please provide all of the disclosures required by paragraphs 23 through 26 of FIN 46(R), including those required for variable interest entities for which you are not the primary beneficiary.

Response: We have reviewed our disclosures in this area and believe we complied with the disclosure requirements of FIN 46R. Attached hereto as Appendix 3 is the relevant portion of Note 2 – Significant Accounting Policies, relating to our use of joint ventures. The text in Appendix 3 includes endnotes highlighting key sentences within the disclosure and relating them to the relevant provisions of FIN 46R.

Mr. Rufus Decker	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
March 10, 2006	JACOBS ENGINEERING GROUP INC.
Page 5	PURSUANT TO 17 C.F.R. 200.83

Receivables and Billings in Excess of Costs, page F-8

6.	You have a receivable that represents a claim on costs incurred on a waste incineration project in Europe of $31.3 million in 2005. Specifically cite for us the factors that lead you to believe that it is probable that this claim will result in additional revenue and that you can reliably estimate the additional revenues for this claim. As part of this discussion, please tell us why this claim has increased from $7.3 million in 2001 to $18.4 million in 2002 to $25.2 million in 2003 to $31.3 million in 2005 while the claim has apparently been in dispute. Please also provide us with a comprehensive discussion of the legal basis for your claim, the evidence supporting the claim, the causes of the additional costs incurred on the project and whether the costs were unforeseen, and your assessment of whether the costs identified with the additional work are identifiable and reasonable. Please refer to paragraph 65 of SOP 81-1.

[Pursuant to 17 C.F.R. 200.83, we hereby request confidential treatment of the information below provided in response to Comment 6.]

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Mr. Rufus Decker	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
March 10, 2006	JACOBS ENGINEERING GROUP INC.
Page 6	PURSUANT TO 17 C.F.R. 200.83

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Mr. Rufus Decker	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
March 10, 2006	JACOBS ENGINEERING GROUP INC.
Page 7	PURSUANT TO 17 C.F.R. 200.83

Note 11 — Commitments, Contingencies, and Guarantees, page F-23

7.	Please tell us if you have included the end-of-term return obligation of $35.3 million and your end-of-term residual value guarantee of $38.8 million on the two properties that you lease in Houston, Texas in your schedule of commitments under operating leases in accordance with paragraph 5(j)(i)(b) of SFAS 13. If necessary, please also revise your table of contractual obligations.

Response: When the Company first disclosed the details of Tower I (the older of the two leases discussed in Note 11 referred to by Staff) in its Form 10-K, it was guided by language contained in Release 33-8182 that referred preparers to Statement of Financial Accounting Concepts 6 — Elements of Financial Statements, and we concluded that the residual value guarantee should be excluded from both the lease pay-out schedule included in its Commitments and Contingencies note as well as the table of Contractual Obligations appearing in MD&A.

When the Company entered into the lease for Tower II (the newer of the two leases described in Note 11 referred to by Staff), the Company followed the same methodology regarding disclosures that it had used with Tower I.

However, after reviewing the citations provided by Staff, we agree with Staff’s comment. Attached hereto as Appendix 4 and Appendix 5 are the revised lease pay-out schedule and Contractual Obligations table, respectively, as of September 30, 2005.

We will include in the Company’s future Annual Reports on Form 10-K the residual value guarantee in the Company’s lease pay-out schedule and Contractual Obligations table.

Schedule II - Valuation and Qualifying Accounts, page F-81

8.	Given that receivables comprise a significant percentage of your assets, please disclose changes in the allowance for receivables in Schedule II, or tell us where these disclosures have already been provided. Refer to Rule 5-04 of Regulation S-X.

Response: The majority of the Company’s revenue stems from Global Fortune 500 and governmental clients. Our history of payment default from these clients is low. The consolidated balance in the Company’s “allowance for doubtful accounts” account as of September 30, 2005 was approximately $7.4 million. Because we believe this amount is immaterial in relation to the balance sheet caption to which this valuation account applies, and after referring to Rule 4-02 of Regulation S-X (which is referenced by Rule 5-04’s discussion of Schedule II), Schedule II was omitted.

Mr. Rufus Decker	FOIA CONFIDENTIAL TREATMENT REQUESTED BY
March 10, 2006	JACOBS ENGINEERING GROUP INC.
Page 8	PURSUANT TO 17 C.F.R. 200.83

* * * * *

We hope this response has addressed all of Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

JACOBS ENGINEERING GROUP INC.

By:	/s/ John W. Prosser, Jr.
John W. Prosser, Jr.
Executive Vice President Finance and Administration

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

JACOBS ENGINEERING GROUP INC. PURSUANT TO 17 C.F.R. 200.83

Jacobs Engineering Group Inc. SEC Comment Letter Dated February 9, 2006	Appendix 1

Item 9A.	Controls and Procedures (in part)

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined by Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of September 30, 2006. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of September 30, 2006.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

JACOBS ENGINEERING GROUP INC. PURSUANT TO 17 C.F.R. 200.83

Jacobs Engineering Group Inc. SEC Comment Letter Dated February 9, 2006	Appendix 2

2.	Significant Accounting Policies (in part)

Revenue Accounting for Contracts and Use of Joint Ventures (in part)

In accounting for long-term engineering and construction-type contracts, we follow the provisions of the AICPA’s Statement of Position 81-1—Accounting for Performance of Construction-Type and Certain Production-Type Contracts. In general, we recognize revenues at the time we provide services. Depending on the commercial terms of the contract, we recognize revenues either when costs are incurred, or using the percentage-of-completion method of accounting by relating contract costs incurred to date to the total estimated costs at completion. Contract losses are provided for in their entirety in the period they become known, without regard to the percentage-of-completion. We recognize as revenues costs associated with claims and unapproved change orders to the extent it is probable that such claims and change orders will result in additional contract revenue, and the amount of such additional revenue can be reliably estimated.

Certain cost-reimbursable contracts include incentive-fee arrangements. Such fees can be based on the achievement of target completion dates, target costs, and/or other performance criteria. Failure to meet these targets or increases in contract costs can result in unrealized incentive fees or non-recoverable costs, which could exceed revenues recognized from the project. We recognize incentive fees based on expected results using the percentage-of-completion basis. As the contract progresses and more information becomes available, the estimate of the anticipated incentive fee that will be earned will be revised, if necessary. We bill incentive fees based on the terms and conditions of the individual contracts. In certain situations we are allowed to bill a portion of the incentive fees over the performance period of the contract. In other situations, we are allowed to bill incentive fees only after the target criterion has been achieved. Incentive fees which have been recognized but not billed are included in receivables as unbilled in the accompanying consolidated balances sheets.

Certain cost-reimbursable contracts with government customers as well as certain commercial clients provide that contract costs are subject to audit and adjustment. In this situation, revenues are recorded at the time services are performed based upon the amounts we expect to realize upon completion of the contracts. Revenues are not recognized for non-recoverable costs. In those situations where an audit indicates that we may have billed a client for costs not allowable under the terms of the contract, we estimate the amount of such nonbillable costs and adjust our revenues accordingly.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

JACOBS ENGINEERING GROUP INC. PURSUANT TO 17 C.F.R. 200.83

Jacobs Engineering Group Inc. SEC Comment Letter Dated February 9, 2006	Appendix 3

2.	Significant Accounting Policies (in part)

Revenue Accounting for Contracts and Use of Joint Ventures (in part)

As is common to the industry, we execute certain contracts jointly with third parties through various forms of joint venturesi . In general, such contracts fall within the scope of SOP 81-1. We therefore account for these investments in accordance with SOP 81-1 and Emerging Issues Task Force Issue 00-01—Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures. Accordingly, for certain of these joint ventures (i.e., where we have an undivided interest in the assets and liabilities of the joint venture), we recognize our proportionate share of joint venture revenues, costs and operating profit in our Consolidated Statements of Earnings. For other investments in engineering and construction joint ventures, we use the equity method of accounting.

Very few of our joint ventures have employees. Although the joint ventures own and hold the contracts with the clients, the services required by the contracts are typically performed by us and our joint venture partners, or by other subcontractors under subcontracting agreements with the joint ventures. The assets of our joint ventures, therefore, consist almost entirely of cash and receivables (representing amounts due from the clients); and the liabilities of our joint ventures consist almost entirely of amounts due to the joint venture partners (for services provided by the partners to the joint ventures) and other subcontractors.ii In general, at any given time, the equity of our joint ventures represents the undistributed profits earned under the contracts with clients. None of our joint ventures have third-party debt or credit facilitiesiii. Our joint ventures, therefore, are simply mechanisms used to deliver engineering and construction services to clients. They do not, in and of themselves, present any risk of loss to us or to our partners. Under accounting principles generally accepted in the United States, our share of losses associated with the contracts held by the joint ventures, if and when they occur, has always been reflected in our consolidated financial statements.iv

In accordance with the provisions of FASB Interpretation No. 46R—Consolidation of Variable Interest Entities (“FIN 46”), we have analyzed our joint ventures and have classified them into two groups: the first group consists of those variable interest entities (“VIEs”) of which we are the primary beneficiary; the second group consists of those VIEs of which we are not the primary beneficiary. In accordance with FIN 46, we apply the consolidation method of accounting for our investment in material VIEs of which we are the primary beneficiary.

At September 30, 2005, the total assets and liabilities of those VIEs for which we are the primary beneficiary were $94.4 million and $79.9 million, respectively, as compared to total assets of $102.5 million and total liabilities of $83.6 million at September 30, 2004. At September 30, 2005, the total assets and liabilities of those VIEs for which we are not the primary beneficiary were $105.4 million and $103.9 million, respectively, as compared to total assets of $23.9 million and total liabilities of $27.1 million at September 30, 2004.v

[i]	This lead-in describes the nature, purpose and activities of the joint venture (refer to paragraphs 23a., 24a. and 24b. of FIN 46R).

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

JACOBS ENGINEERING GROUP INC. PURSUANT TO 17 C.F.R. 200.83

ii	The first three sentences of this paragraph provide additional information about the nature of our joint ventures and how they operate (refer to paragraphs 23a., 24a. and 24b. of FIN 46R).

iii	Since our JVs have no third-party debt and because, by their nature, the only obligations of our JVs is to perform the contracts they hold, none of the assets of our JVs represent collateral in respect of their obligations (paragraph 23b. of FIN 46R). Similarly, paragraph 23c. of FIN 46R does not apply because our JVs have no financial creditors.

iv	The last three sentences of this paragraph further assist the reader in understanding that our JVs function solely to perform contracts that could easily have been performed in a “prime / sub” relationship with the Company acting as the prime contractor (holding the contracts with the client) and the JV partners acting as subcontractors (or vice versa). Our view of U.S. GAAP is that we have always been required to reflect in the Company’s consolidated financial statements our share of contract losses relating to a project performed by a JV as soon as we become aware of the loss. The fact that a contract is performed by a JV is not relevant to this accounting. (Paragraph 24c. of FIN 46R)

[v]	This paragraph discloses data relevant to the size of our JVs in compliance with the disclosure requirements of paragraphs 23a. and 24b. of FIN 46R.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

JACOBS ENGINEERING GROUP INC. PURSUANT TO 17 C.F.R. 200.83

Jacobs Engineering Group Inc. SEC Comment Letter Dated February 9, 2006	Appendix 4

11.	Commitments, Contingencies and Guarantees (in part)

Commitments Under Operating Leases (in part)

We lease certain of our facilities and equipment under operating leases with net aggregate future lease payments of approximately $378.7 million at September 30, 2005 payable as follows (in thousands):

Year ending September 30,
2006	$78,752
2007	66,769
2008	57,055
2009	46,658
2010	34,202
Thereafter	133,078

416,514
Amounts representing sublease income	(37,780)

$378,734

Rent expense for fiscal years 2005, 2004, and 2003 totaled $84.6 million, $70.7 million, and $66.3 million, respectively, and was offset by sublease income of approximately $5.5 million, $6.9 million, and $3.6 million, respectively. Operating leases relating to many of our major offices generally contain renewal options, and provide for additional rental based on escalation in operating expenses and real estate taxes.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

JACOBS ENGINEERING GROUP INC. PURSUANT TO 17 C.F.R. 200.83

Jacobs Engineering Group Inc. SEC Comment Letter Dated February 9, 2006	Appendix 5

Contractual Obligations

The following table sets forth certain information about our contractual obligations as of September 30, 2005 (in thousands):

	Payments Due by Fiscal Period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Bank debt	$95,983	$6,351	—	$89,632	—
Obligations under operating leases (a)	416,514	78,752	123,824	80,860	133,078
Obligations under defined benefit pension plans (b)	246,420	36,141	76,677	82,934	50,668
Obligations under nonqualified deferred compensation plans (c)	59,009	4,519	9,588	10,370	34,532
Purchase obligations (d)	558,168	558,168	—	—	—

Total	$1,376,094	$683,932	$210,089	$263,795	$218,278

(a)	Includes the residual value guarantees under two operating leases (refer to Note 11 to the Company’s consolidated financial statements). The Company has concluded that the fair value of these contractual guarantees as of September 30, 2005 is not significant.

(b)	Assumes that future contributions will be consistent with amounts projected to be contributed in fiscal 2006, allowing for certain growth based on rates of inflation and salary increases, but limited to the amount recorded as of September 30, 2005. Actual contributions will depend on a variety of factors, including amounts required by local laws and regulations, and other funding requirements.

(c)	Assumes that future payments will be consistent with amounts paid in fiscal 2005, allowing for certain growth. Due to the nonqualified nature of the plans, and the fact that benefits are based in part on years of service, the payments included in the schedule was limited to the amount recorded as of September 30, 2005.

(d)	Represents those liabilities estimated to be under firm contractual commitments as of September 30, 2005.